UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

“The terms of this notice match the ones in the document sent by fax.”

BUENOS AIRES, November 10, 2025

Notice: CPSA-GG-N-0419/25-AL

Bolsa de Comercio de Buenos Aires

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on November 10, 2025, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended September 30, 2025 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.	Income (loss) for the nine-month period ended September 30, 2025:

ARS 000
Income (loss) for the period
Attributable to shareholders of the company	323,504,796
Attributable to non-controlling shareholding	3,151,633
Total income (loss) for the period- Profit	326,656,429

2.	Other comprehensive income (loss) for the nine-month period ended September 30, 2025:

ARS 000
Other comprehensive income (loss) for the period
Attributable to shareholders of the company	-
Attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the period	-

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.	Total comprehensive income (loss) for the nine-month period ended September 30, 2025:

ARS 000
Net comprehensive income (loss) for the period
Attributable to shareholders of the company	323,504,796
Attributable to non-controlling shareholding	3,151,633
Total net comprehensive income (loss) for the period -Profit	326,656,429

4.	Shareholders’ equity details divided in items and amounts as at September 30, 2025:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	522,726,736
Statutory reserve	131,971,169
Optional reserve	919,782,164
Other equity accounts	-49,425,492
Optional reserve for future dividends payment	533,702,258
Retained earnings	-12,758,845
Income (loss) for the period	323,504,796
Non-controlling shareholding	57,245,976
Total	2,428,262,784

attributable to shareholders of the Company	2,371,016,808
attributable to non-controlling shareholding	57,245,976

5.	Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 12, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact